Nicole C. Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

October 1, 2013

United States Securities and Exchange Commission

110 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Celeste M. Murphy
Ivette Leon
Joseph Kempf
Kate Beukenkamp

RE:	Criteo S.A.
Registration Statement on Form F-1
Filed September 18, 2013
CIK No. 0001576427
File No. 333-191223

Ladies and Gentlemen:

On behalf of Criteo S.A. (the “Company”) and in connection with the Company’s Registration Statement on Form F-1 (File No. 333-191223), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on May 30, 2013 and originally filed by the Company with the Commission on September 18, 2013 (the “Registration Statement”), we submit this supplemental letter to the staff (the “Staff”) with respect to the Company’s preliminary estimate of the price range for its initial public offering.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have supplementally provided a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

CONFIDENTIAL TREATMENT REQUESTED BY CRITEO S.A.

October 1, 2013

Page Two

The Company advises the Staff that the Company currently estimates a preliminary price range of $[*] — $[*] per share for its initial public offering (the “Preliminary Price Range”). The lead underwriters on the proposed initial public offering first communicated their estimated Preliminary Price Range to the Company on September 27, 2013. The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters, including discussions that took place on September 27, 2013 between senior management of the Company and representatives of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. and discussions that took place on October 1, 2013 between certain members of the Company’s board of directors, senior management and representatives of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company supplementally advises the Staff that the Company believes the difference between the most recent fair value of its ordinary shares for option grant purposes, as determined by the Company’s board of directors, and the Preliminary Price Range is largely attributable to the fact that the valuations for share option grants took into account a non-marketability discount that applied at the time of the applicable awards as the Company had not completed its initial public offering. The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

Please contact me at (617) 937-2357 with any questions or comments regarding the above.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Benoit Fouilland, Criteo S.A. Paul Wensel, Criteo S.A. Paul Huie, Criteo S.A.

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM